SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 Commission File Number 000-32627 NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K and Form 10-KSB ☐ Form 11-K ☐ Form 20-F ☐ Form 10-Q and Form 10-QSB ☐ Form N-SAR

For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K and Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q and Form 10-QSB
☐ Transition Report on Form N-SAR

For the Transition Period Ended: Not Applicable

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not Applicable

PART I

REGISTRANT INFORMATION

Southeastern Banking Corporation
Full name of registrant:

Not Applicable
Former name if applicable:

1010 North Way Street
Address of principal executive office (Street and number):

Darien, Georgia 31305
City, State and Zip Code:

PART II

RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period:

Because the year-end audit is not yet complete, the Registrant is unable to file its 2008 Annual Report on Form 10-K within the prescribed time period. The Registrant expects to file its 2008 Annual Report on Form 10-K no later than April 15, 2009, the 15th day following the prescribed due date.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Alyson G. Beasley	(912)	437-4141
(Name)	(Area code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net income declined $3,480,705 or 49.51% to $3,549,813 in 2008 from $7,030,518 in 2007. On a per share basis, net income declined $1.07 to $1.12 in 2008 from $2.19 in 2007. Major variances in the 2008 results included:

•	$2,537,612 reduction in net interest income due to asset sensitivity and margin compression;

•	$1,043,000 increase in the provision for loan losses to address loan quality issues;

•	$1,024,681 other-than-temporary impairment loss on corporate debt security;

•	$1,047,150 gain on sale of nonreadily marketable equity security in 2007 versus $0 in 2008; and

•	$2,023,380 reduction in income tax expense.

Southeastern Banking Corporation
(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:

Date:	April 1, 2009	By:	/s/ ALYSON G. BEASLEY
		Name:	Alyson G. Beasley
		Title:	Treasurer and Vice President

12b25-2